Exhibit (a)(5)(iv)

PRESS RELEASE

5/18/2021

The New Ireland Fund, Inc. Announces Final Results of Tender Offer

Boston, Massachusetts – May 18, 2021 - The New Ireland Fund, Inc. (NYSE: IRL) announced today that, in accordance with its offer to purchase 25% of its issued and outstanding shares of common stock, which offer expired on May 13, 2021, the Fund has accepted 1,213,300 shares for payment on or about May 19, 2021 at $14.78 per share, which is equal to 98% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on May 14, 2021. The Fund will make prompt payment to participating stockholders of the purchase price for shares accepted in the tender offer. A total of approximately 3,043,351 shares or approximately 62.71% of the Fund’s issued and outstanding shares of common stock were properly tendered and not withdrawn prior to the expiration of the offer. Consistent with the terms of the offer, on a pro rated basis, approximately 39.87% of the shares properly tendered by each stockholder have been accepted for payment. The Fund’s press release dated May 14, 2021 incorrectly noted the preliminary ratio of shares tendered by each stockholder.

The New Ireland Fund, Inc. is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investing at least 80% of its assets in Irish equity and fixed income securities. The Fund, which is managed by KBI Global Investors (North America) Ltd, is listed on the New York Stock Exchange under the trading symbol "IRL." For further information, please contact the Fund at 1-800-468-6475.